UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 5)



WESTMORELAND COAL COMPANY

COMMON STOCK

Cusip Number: 960878106

 December 31, 2001
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 960878106			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	Not applicable.

3. 	SEC Use Only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power		180,650
Shares
Beneficially	6.	Share Voting Power
Owned by
Each		7.	Sole Dispositive Power	368,750
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		368,750

10.  Not applicable.

11.	Percent of Class Represented By Amount in Row 9
		4.9%
12. Type of Reporting Person*
		IA

CUSIP NO.	960878106

1. N/A

2. Not applicable

3. SEC USE ONLY

4. N/A

		5. Sole Voting Power
		6.Share Voting Power		NA
		7.Sole Dispositive Power
		8. Shared Dispositive Power	NA

9. Aggregate Amount Beneficially Owned by Each Reporting Person
			N/A
10. NA

11. Percent of Class Represented by Amount in Row 9

			N/A

12. Type of Reporting Person

			N/A

CUSIP NO. 960878106

Item 1.
(a) The Issuer is Westmoreland Coal Company
(b) The Issuers Principal Offices Are Located At

		2 North Cascade Ave.
		14th Floor
		Colorado Springs, CO 80902

Item 2.
The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue,
Berwyn, PA 19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 960878106
	N/A
(a) N/A
(b) N/A

(c) N/A
(d) N/A
(e) N/A

Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.

Item 4.
N/A
(a) N/A
(b) N/A
(c) N/A
(iii)N/A
(a) N/A
(b) N/A
(c) (i) N/A
   (iii) N/A

Item 5. Not Applicable.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

Date: February 12, 2002				Date: February 12, 2002

								The Killen Group, Inc.


Robert E. Killen
Robert E. Killen, Chairman & CEO